


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549




20170273



DIVISION OF
CORPORATION FINANCE


February 24, 2017


Darren A. Dragovich
The Western Union Company
darren.dragovich@westernunion.com


Re: The Western Union Company
Incoming letter dated January 5, 2017

Dear Mr. Dragovich:

This is in response to your letter dated January 5, 2017 concerning the shareholder proposal submitted to Western Union by NorthStar Asset Management, Inc. Funded Pension Plan. We also have received a letter on the proponent's behalf dated February 2, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure


cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

February 24, 2017

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: The Western Union Company
Incoming letter dated January 5, 2017

The proposal requests a report detailing the known and potential risks and costs to the company caused by any enacted or proposed state policies supporting discrimination against LGBT people, and detailing strategies above and beyond litigation or legal compliance that the company may deploy to defend the company's LGBT employees and their families against discrimination and harassment that is encouraged or enabled by the policies.

We are unable to conclude that Western Union has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(7) as a matter relating to the company's ordinary business operations. Accordingly, we do not believe that Western Union may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Brian V. Soares
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

# SANFORD J. LEWIS, ATTORNEY



February 2, 2017
Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to The Western Union Company Regarding Policy on Discriminatory Laws on Behalf of NorthStar Asset Management Inc. Funded Pension Plan

Ladies and Gentlemen:

NorthStar Asset Management, Inc. Funded Pension Plan (the "Proponent") is beneficial owner of common stock of The Western Union Company (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the letter dated January 5, 2017 ("Company Letter") sent to the Securities and Exchange Commission by Darren A. Dragovich of The Western Union Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2017 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2017 proxy materials and that it is not excludable by virtue of those rules. A copy of this letter is being emailed concurrently to Darren A. Dragovich.

## SUMMARY

The Proposal asks the Company to issue a public report detailing the known and potential risks and costs to the Company caused by any enacted or proposed state policies supporting discrimination against LGBT people, and detailing strategies that the Company may deploy to defend the Company's LGBT employees against discrimination and harassment encouraged or enabled by the policies.

The Company asserts the Proposal is excludable under Rule 14a-8(i)(7) as addressing ordinary business. However, the Proposal addresses a significant policy issue previously recognized by the Staff: new, controversial laws and policies discriminating against LGBT people. It has a clear nexus to the Company, whose headquarters is located in a state where discrimination policies have been proposed. The Proposal requests a policy level report from the Company, and therefore does not micromanage. Accordingly, the proposal is not excludable pursuant to Rule 14a-8(i)(7).

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • (413) 549-7333

## PROPOSAL

In its Resolved clause and supporting statement the Proposal states:

> RESOLVED: Shareholders request that the Company issue a public report to shareholders, employees, customers, and public policy leaders, omitting confidential information and at a reasonable expense, by October 1, 2017, detailing the known and potential risks and costs to the Company caused by any enacted or proposed state policies supporting discrimination against LGBT people, and detailing strategies above and beyond litigation or legal compliance that the Company may deploy to defend the Company's LGBT employees and their families against discrimination and harassment that is encouraged or enabled by the policies.
>
> SUPPORTING STATEMENT: Shareholders recommend that the report evaluate risks and costs including, but not limited to, negative effects on employee hiring and retention, challenges in securing safe housing for employees, risks to employees' LGBT children and risks to LGBT employees who need to use public facilities, and litigation risks to the Company from conflicting state and company anti-discrimination policies. Strategies evaluated should include public policy advocacy, human resources and educational strategies, and the potential to relocate operations or employees out of states with discriminatory policies (evaluating the costs to the Company and resulting economic losses to pro-discriminatory states).

A copy of the Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

## I. The Proposal is not Excludable Under Rule 14a-8(i)(7) Because it Exclusively Addresses a Significant Policy Issue with a Nexus to the Company

As noted by the Company, the Staff in 2016 decided to deny no-action relief under Rule 14a-8(i)(7) for a nearly identical shareholder proposal at The Proctor & Gamble Company, *The Proctor & Gamble Company* (Aug. 8, 2016) ("P&G"). In the present instance the Company attempts to retread the same arguments made by Procter & Gamble, in a hope to undo the precedent. Western Union seeks to distinguish its argument by saying that the present Proposal "focuses" on ordinary business, whereas P&G only argued that its proposal "related" to ordinary business. The distinctions the Company attempts are not meaningful.

The present Proposal to Western Union addresses the identical significant policy issue raised in Procter & Gamble, and as in that case, has a clear nexus to the Company. No-action relief should be denied on the same reasoning.

### A. There is a Clear Nexus of the Significant Policy Issue to the Company

**We note in particular that the Company's headquarters are in Englewood, Colorado, and that laws targeting and discriminating against LGBT persons have been introduced in Colorado.** Staff Legal Bulletin 14E states that for a significant policy issue to render a proposal not excludable, there must be a nexus to the Company. In this instance, there is a clear nexus because Western Union has built its reputation on being a positive, welcoming work environment with zero tolerance for discrimination or harassment based on the grounds of sexual orientation, sex/gender, and gender identity, and has its headquarters and other major offices in states with enacted or proposed discriminatory laws. As described in the Proposal, the Company's nondiscrimination policies include language such as: "We commit to treating each other with dignity and respect at all time"; "We do not discriminate in hiring, promotion, compensation of employees, and employment practices on grounds of race, pregnancy, color, sexual orientation, sex/gender, gender identity"; and "We have zero tolerance for any discrimination or harassment that is based on these categories."

The nexus of the issue to the Company is clear. The proposed and adopted anti-LGBT laws could significantly interfere with the company's ongoing efforts to promote diversity in its workforce.

## B. Discrimination Against the LGBT Community is a Significant Policy Issue

### Documentation of widespread debate and controversy over discrimination against the LGBT Community

As noted above, the Staff in 2016 decided to deny no-action relief under Rule 14a-8(i)(7) for a nearly identical shareholder proposal at The Proctor & Gamble Company, *The Proctor & Gamble Company* (Aug. 8, 2016) ("P&G"), finding that it addressed a significant policy issue that transcends ordinary business. The following examples document that the subject matter of the Proposal is a contentious subject of widespread debate and interest, rendering it a significant policy issue.

### Colorado

For the third year in a row, Colorado lawmakers introduced a "religious freedom bill" in 2016. The CEO of the Denver Metro Chamber of Commerce described this bill as a method "to allow people to use religion to ignore laws they don't want to follow." Colorado's House Bill 1013 was described by opponents as a "thinly veiled attempt to legalize discrimination against gay, lesbian, bisexual and transgender people."[1] Bills such as House Bill 1013 would legitimize discrimination against LGBT people as allowable under state law, and therefore may hinder the Company's employees' abilities to pursue their everyday lives.

In 2012, a cake baker in Lakewood, Colorado – a town that neighbors the city in which Western Union is headquartered – turned away a gay couple seeking a wedding cake to celebrate their wedding in Colorado based upon the baker's "religious beliefs." While the court deemed the baker's actions discriminatory and not allowable, should the Colorado state religious freedom bill succeed, the Company's employees would certainly face discrimination in services and products in Colorado.

[1] http://www.denverpost.com/2017/01/25/religious-freedom-bill-dies-colorado-house/, http://www.denverpost.com/2017/01/24/religious-freedom-colorado-legislature/

The controversy over LGBT rights has been particularly heightened after the Supreme court weighed in, making same sex marriage a right nationally.[2] Despite that ruling, some state laws have attempted to defy the national ruling. For instance, in Mississippi, a law enacted "permits people to deny wedding services to same-sex couples based on religious objections."[3]

Additional media coverage shows the fight over these issues has been raging in many states in 2016:

The Associated Press, "A Year After Marriage Ruling, LGBT Rights Struggles Continue," The New York Times, June 18 2016, http://www.nytimes.com/aponline/2016/06/18/us/ap-bc-gay-marriage-one-year-abridged.html

> Among groups engaged in multiple lawsuits is the Arizona-based Alliance Defending Freedom. Earlier this year it lost a bid to overturn a $13,000 fine against an upstate New York couple who, citing their religious beliefs, did not want two lesbians married at their wedding venue.

Peters, Jeremy W., Alvarez, Lizette, "After Orlando, a Political Divide on Gay Rights Still Stands," The New York Times, June 15 2016, http://www.nytimes.com/2016/06/16/us/after-orlando-a-political-divide-on-gay-rights-still-stands.html

> In Florida, activists noted that the state was still a place where gay and lesbian people could "get married on a Friday and fired on a Monday" because of inadequate nondiscrimination laws, in the words of Mallory Garner-Wells, the public policy director for Equality Florida.

Katz, Jonathan M., Eckholm, Erik, "Anti-Gay Laws Bring Backlash in Mississippi and North Carolina," The New York Times, April 5 2016 http://www.nytimes.com/2016/04/06/us/gay-rights-mississippi-north-carolina.html

> PayPal had already joined more than 120 other business leaders in signing a letter to Mr. McCrory objecting to the law.
>
> Some, like Google Ventures' chief executive, Bill Maris, pledged not to make any new investments in the state until the law was repealed. Other signatories included Apple, Facebook and Charlotte-based Bank of America, the largest corporation in North Carolina. Mayors and governors of other states, including New York, Vermont and Washington, have banned most state-sponsored travel there.

---

[2] Liptak, Adam, "Supreme Court Ruling Makes Same-Sex Marriage a Right Nationwide", The New York Times, June 26, 2015, http://www.nytimes.com/2015/06/27/us/supreme-court-same-sex-marriage.html

[3] Reuters, "Judge Refuses to Block Mississippi Anti-LGBT Law", The New York Times, June 20, 2016, http://www.nytimes.com/reuters/2016/06/20/us/20reuters-mississippi-lgbt.html

Fausset, Richard, Blinder, Adam, "Rights Law Deepens Political Rifts in North Carolina", The New York Times, April 11 2016, http://www.nytimes.com/2016/04/12/us/rights-law-deepens-political-rifts-in-north-carolina.html

> North Carolina has been pummeled with boycotts, criticism and cancellations in the wake of its new law on gay and transgender rights. Now liberals and conservatives in the state have turned to pummeling one another.
>
> For North Carolina, a state that has long been considered one of the South's most moderate, the intense reaction to the law, especially from business interests, has provided an ego-bruising moment.
>
> But beyond ego and self-image, the legislation is exacerbating the political divisions in a state almost evenly divided between conservative and liberal forces. The acrimony is certain to play out not just in one of the nation's most closely contested races for governor but also in the rare Southern state that can be up for grabs in presidential politics.

McPhate, Mike, "Mississippi Law on Serving Gays Proves Divisive," The New York Times, April 14 2016, http://www.nytimes.com/2016/04/15/us/mississippi-gay-lgbt-discrimination-religion.html

> But its provisions allowing people with religious objections to deny certain services to gay couples have ignited fierce opposition, with some critics portraying them as a free pass to open-ended discrimination.
>
> The Mississippi measure, the latest in a wave of similar legislative efforts across the country, has turned a harsh national spotlight on the state, as gay rights organizations, several major companies and at least five other states have publicly denounced it.
>
> Gov. Phil Bryant has strongly defended the law, known officially as the Protecting Freedom of Conscience from Government Discrimination Act, by arguing that it was drafted in the "most targeted manner possible."

Robertson, Gary D., "North Carolina Governor, Challenger Clash over LGBT Law," The Washington Post, June 24 2016, https://www.washingtonpost.com/national/north-carolina-governor-challenger-clash-over-lgbt-law/2016/06/24/b3d50434-3a6c-11e6-af02-1df55f0c77ff_story.html

> Cooper said McCrory's defense of the law — the governor has sued the federal government to uphold the bathroom provisions — has stopped companies from relocating or investing in North Carolina and placed the state in a negative light nationally. "The governor continues to hurt our economy by his doubling and tripling down on House Bill 2," Cooper said North Carolina Bar Association annual meeting in Charlotte. "He has made sure that we've lost hundreds of millions of dollars and thousands of jobs. That's wrong for this state."

Berman, Mark, "North Carolina Governor Says He Wants Bathroom Law Partially Changed After Backlash," The Washington Post, April 12 2016, https://www.washingtonpost.com/news/post-nation/wp/2016/04/12/deutsche-bank-halts-north-carolina-expansion-due-to-transgender-bathroom-law/?tid=a_inl&utm_term=.0dbc3fcd9ce1

> McCrory said he was expanding protections for state employees, which would prevent these workers from being fired for being gay or transgender. He also said he would seek legislation restoring the right to sue for discrimination. In his order, McCrory stopped short of altering the bill's most high-profile provision mandating that transgender people use bathrooms that correspond only with the gender on their birth certificate.

Berman, Mark, Civil Rights Commission Says N.C. Bathroom law Jeopardizes Physical Safety of Transgender People," The Washington Post, April 19 2016, https://www.washingtonpost.com/news/post-nation/wp/2016/04/19/u-s-civil-rights-commission-says-north-carolinas-bathroom-law-jeopardizes-the-physical-safety-of-transgender-people/?utm_term=.a12ebe01e7d1

> "North Carolina Gov. Pat McCrory (R), who signed the law, signed an executive order last week seeking to quell some of the outrage sparked by the measure, although he defended it and left the highly criticized provisions intact. McCrory and other supporters of the bathroom law have defended it as "common sense" legislation."

Bendery, Jennifer, "Oops! North Carolina's Anti-LGBT Law Also Hurts Veterans," The Huffington Post, June 03 2016, http://www.huffingtonpost.com/entry/north-carolina-lgbt-veterans_us_5750a983e4b0eb20fa0d685a

> Two jurisdictions in North Carolina — Greensboro and Orange County — had ordinances in place that barred job discrimination against vets. These types of protections trace back to the Vietnam War, when vets couldn't get work as a result of their military service. In more recent years, veterans' advocates have raised concerns about Iraq and Afghanistan War vets being turned away from jobs because of employers' fears, unfounded as they may be, that they suffer from post-traumatic stress disorder and would be emotionally unstable on the job.
>
> McCrory eliminated those two local ordinances for veterans when he signed HB 2. The law also ensures that cities and counties can't pass these kinds of protections going forward.

## C. Proposals Focused On Discrimination Against A Recognized Class Are Not Excludable Because They Address A Significant Policy Issue

The Company argues that the Proposal should be excluded under Rule 14a-8(i)(7) because it focuses on the Company's employment practices and relationship with its employees *generally*, and thus would interfere with "day-to-day policies and practices concerning its employees." Quite to the contrary, the Staff has long held that Proposals relating to employment policies that focused on discrimination against recognized classes of persons including LGBT persons, women, and minorities are not excludable because they address a significant policy issue. See, for instance, *Exxon Mobil Corporation* (March 20, 2012) amending equal employment policy to prohibit discrimination based on sexual orientation and gender identity, found not to be excludable under Rule 14a-8(i)(7) because it raised a significant policy issue. Similarly, in *AT&T* (January 5, 1990) a proposal on phasing out the Company's affirmative action program designed to assure equal employment opportunities for minority group members, raised significant policy issues and therefore was not excludable on ordinary business grounds. Even proposals addressing discrimination in other countries (discrimination against Palestinians in Israel) are not excludible, as demonstrated by the Staff ruling on the Holy Land Principles. *General Electric* (Feb. 10, 2015). The present Proposal falls squarely in this lineage of cases, addressing discrimination against LGBT employees of Western Union.

In contrast, cases where proposals concern discrimination *generally*, advocate for human rights *generally*, or free speech or freedom of association *for all people*, have routinely been found to have too wide a scope, to thereby extend into ordinary business matters and the relations between a company and its employees, and thus are excludable under Rule 14a-8(i)(7). The cases cited by the Company, including *Comcast Corporation* (Mar. 10, 2015) (a proposal requesting that management review its policies related to human rights); *Bank of America Corp.* (Feb. 14, 2012) (a proposal requesting that a company policy be amended to include "protection to engage in free speech outside the job context, and to participate freely in the political process without fear of discrimination or other repercussions on the job"); *Wal-Mart Stores, Inc.* (Mar. 16, 2006) (a proposal requesting an amendment to a company policy barring intimidation of company employees exercising their right to freedom of association); and *The Walt Disney Co.* (Nov. 24, 2014, *recon. denied* Jan. 5, 2015) (a proposal requesting that the company "consider the possibility of adopting anti-discrimination principles that protect employees' human right[s]"), are of this ilk.

## D. Proposals That Address A Significant Policy Issue Are Not Excludable Where the Location of Operations and Facilities Directly Affects and Relates to the Significant Policy Issue

The Proposal squarely rests within the significant policy issue exception that overrides what would otherwise be a "nitty gritty" business issue regarding location of operations and facilities. Staff precedents show that a proposal can request the adoption of policies relating to business locations if the subject matter squarely addresses a significant policy issue. In *Chevron* (March 21, 2008) the Staff found not excludable under Rule 14a-8(i)(7) a proposal asking the Chevron Board to review and develop guidelines for country selection and report these guidelines to shareholders and employees by October 2008. The proposal specifically called for the company guidelines to address issues where: the government has engaged in ongoing and systematic violation of human rights; the government is illegitimate; there is a call for economic sanctions by human rights and democracy advocates and/or legitimate leaders of that country; and Chevron's presence exposes the company to the risk of government sanctions, negative brand publicity, and consumer boycotts. The same result was found in 2016 in *RE/MAX Holdings Inc.* (March 14, 2016) finding non-excludible a request that the board form an ad hoc committee to reassess and report on criteria, above and beyond legal compliance, for the company's practice of advertising and leasing properties in the Israeli settlements and any other locations in which substantial evidence exists that business practices support activities which contravene principled U.S. positions and commitments.

In contrast, in the cases cited by the Company, where location guidelines were sought by a proposal but the underlying subject matter did not address a significant policy issue, a proposal relating to location was excludable. For example, in *Sempra Energy* (Jan. 12, 2012), the Staff permitted exclusion of a proposal requesting that the board conduct an annual independent oversight review of the company's management of political, legal and financial risks posed by its operations in "any country that may pose an elevated risk of corrupt practices." Notably, the issue of prevalent corrupt practices in host countries had not yet been deemed a significant policy issue by the Staff, despite advocacy by proponents for Staff to do so. The same lack of link to a significant policy issue existed in the string of cases cited by the company on the issue of location.

## E. The Proposal Does Not Relate to or Concern the Company's Conduct of its Legal Compliance Program

The Company also erroneously argues that the Proposal seeks information on the conduct of its legal compliance program. In fact, the language of the Proposal clearly requests reporting on "strategies above and beyond litigation or legal compliance that the Company may deploy to defend the Company's LGBT employees and their families against discrimination and harassment." The language of the Proposal itself therefore explicitly excludes reporting on legal compliance programs or strategies. The Supporting Statement adds examples, that "strategies evaluated should include public policy advocacy, human resources and educational strategies." The Company's compliance with law is left, appropriately, to management, in its core function of overseeing business practices, as a matter of ordinary business.

In further requesting that the Company assess risks and costs to the Company caused by any enacted or proposed state policies supporting discrimination against LGBT persons, the Proposal suggests evaluation of such possibilities as "negative effects on employee hiring and retention, challenges in securing safe housing for employees, risks to employees' LGBT children and risks to LGBT employees who need to use public facilities." This, again, is not a request for assessment of how the Company plans to *comply* with such state policies. Nor is the recommendation to *evaluate* "litigation risks to the Company from conflicting state and company anti-discrimination policies," or a demand to detail how the Company's plans to *comply* with regulations or its forward-thinking *strategy* for future potential litigation.

The Company goes out of its way to twist the Proposal's clear request for disclosure of information regarding material risks to the Company that are appropriate for shareholder consideration, to instead present the Proposal as interfering with the Company's conduct of legal compliance programs. The Proposal does no such thing.

The cases cited by the Company each concern proposals explicitly addressing and requesting oversight of legal compliance programs, and are therefore distinct from this proposal. *E.g.,* as the Company states, the proposal in *Navient Corporation* (Mar. 26, 2015) sought a report "including a discussion of the actions taken to ensure compliance with applicable federal and state laws" in connection with loan servicing operations; the proposal in *Sprint Nextel Corporation* (Mar. 16, 2010) requested information on the adoption of an ethics code applicable to ethical conduct and how the company would engage in securities law compliance; the proposal in *The AES Corp.* (Jan. 9, 2007) sought the creation of a board oversight committee to monitor company compliance with federal, state and local laws; and the proposal in *Halliburton Company* (Mar. 10, 2006) requested reporting on the potential impact of certain legal violations by the company and legal investigations of the company on the company's reputation and stock value and how the company intended to prevent further violations through its legal compliance program.

## CONCLUSION

Based on the foregoing, we believe it is clear that the Company has provided no basis for the conclusion that the Proposal is excludable from the 2017 proxy statement pursuant to Rule 14a-8. As such, we respectfully request that the Staff inform the company that it is denying the no action request. If you have any questions, please contact me at 413 549-7333 or sanfordlewis@strategiccounsel.net.

Sincerely,



Sanford Lewis

cc: Darren A. Dragovich

APPENDIX A
THE PROPOSAL

Application of Company Non-discrimination Policies in
States with Pro-discrimination Laws

WHEREAS: Western Union has numerous documents and policies regarding nondiscrimination, such as: "We commit to treating each other with dignity and respect at all times"; "We do not discriminate in hiring, promotion, compensation of employees, and employment practices on grounds of race, pregnancy, color, sexual orientation, sex/gender, gender identity"; and that "We have zero tolerance for any discrimination or harassment that is based on these categories";

Our Company employs people in much of the United States, including states like Colorado, Florida, and Nebraska that have recently established or proposed policies that are attacks on LGBT rights and equality:

- Two religious freedom bills introduced this year in Colorado. HB1123 would have exempted clergy members, ministers and religiously affiliated organizations from participating in any ceremony, including a marriage, that conflicted with their beliefs. HB1180 was an attempt to create a state-level Religious Freedom Restoration Act;

- In Florida last year, one bill introduced would have allowed adoption agencies to refuse service to same-sex couples, while another would have allowed individuals, businesses with five or fewer owners, religious institutions and businesses operated by faith groups to refuse to produce, create or deliver a product or service to a customer if they have a religious or moral objection;

- Nebraska policymakers are considering a bill that opponents say would enable adoption agencies to refuse service to LGBT families; Many businesses such as PayPal and The Walt Disney Company have spoken out against the new pro-discrimination policies. Executives from companies such as Apple, Intel, Google, Microsoft, EMC, PayPal, and Whole Foods Market are calling for repeal of certain state pro-discrimination policies.

RESOLVED: Shareholders request that the Company issue a public report to shareholders, employees, customers, and public policy leaders, omitting confidential information and at a reasonable expense, by October 1, 2017, detailing the known and potential risks and costs to the Company caused by any enacted or proposed state policies supporting discrimination against LGBT people, and detailing strategies above and beyond litigation or legal compliance that the Company may deploy to defend the Company's LGBT employees and their families against discrimination and harassment that is encouraged or enabled by the policies.

SUPPORTING STATEMENT: Shareholders recommend that the report evaluate risks and costs including, but not limited to, negative effects on employee hiring and retention, challenges in securing safe housing for employees, risks to employees' LGBT children and risks to LGBT employees who need to use public facilities, and litigation risks to the Company from conflicting state and company anti-discrimination policies. Strategies evaluated should include public policy advocacy, human resources and educational strategies, and the potential to relocate operations or employees out of states with discriminatory policies (evaluating the costs to the Company and resulting economic losses to pro-discriminatory states).



1934 Act/Rule 14a-8

January 5, 2017

*Via Electronic Mail*

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Western Union Company – Stockholder Proposal Submitted by NorthStar Asset Management, Inc. Funded Pension Plan

Ladies and Gentlemen:

This letter is submitted by The Western Union Company, a Delaware corporation ("Western Union" or the "Company"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On November 30, 2016, Western Union received a letter, dated the same date, from NorthStar Asset Management, Inc. Funded Pension Plan (the "Proponent"). Included with this letter was a proposal and statement in support thereof (together, the "Proposal") intended for inclusion in the Company's proxy materials (the "2017 Proxy Materials") for the 2017 Annual Meeting of Stockholders (the "Annual Meeting").

For the reasons stated below, the Company believes that it may, consistent with Rule 14a-8 under the Exchange Act ("Rule 14a-8"), exclude the Proposal from the 2017 Proxy Materials. We hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from the 2017 Proxy Materials.

The Company intends to file its definitive proxy materials for the Annual Meeting on or about March 29, 2017. In accordance with Staff Legal Bulletin 14D, this letter and its exhibits are being submitted via email to shareholderproposals@sec.gov. We have also sent copies of this correspondence to the Proponent.

## THE PROPOSAL

The Proposal presents the following resolution:

**RESOLVED**: Shareholders request that the Company issue a public report to shareholders, employees, customers, and public policy leaders, omitting confidential

> information and at a reasonable expense, by October 1, 2017, detailing the known and potential risks and costs to the Company caused by any enacted or proposed state policies supporting discrimination against LGBT people, and detailing strategies above and beyond litigation or legal compliance that the Company may deploy to defend the Company's LGBT employees and their families against discrimination and harassment that is encouraged or enabled by the policies.

A copy of the Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

## ANALYSIS

**The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(7) Because The Proposal Relates to Ordinary Business Matters.**

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's "ordinary business operations." The purpose of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). Two considerations underlie this exclusion. The first relates to the subject matter of the proposal: "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration relates to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* In applying Rule 14a-8(i)(7) to proposals requesting companies to prepare reports on specific aspects of their business, the Staff has determined that it will consider whether the subject matter of the report involves a matter of ordinary business. If it does, the proposal can be excluded even if it requests only the preparation of the report and not the taking of any action with respect to such ordinary business matter. Release No. 34-20091 (Aug. 16, 1983).

Staff guidance indicates that a proposal relating to such ordinary business matters but focusing on sufficiently significant social policy issues generally would not be subject to exclusion under Rule 14a-8(i)(7) because the proposal would transcend day-to-day business matters and raise policy matters so significant that it would be appropriate for a shareholder vote. *See* 1998 Release. The Staff recently confirmed this analysis in Staff Legal Bulletin No. 14H (Oct. 22, 2016) ("SLB 14H"), where it reiterated that it "intends to continue to apply Rule 14a-8(i)(7) as articulated by the Commission and consistent with the Division's prior application of the exclusion." Further, "[w]hether the significant policy exception applies depends, in part, on the connection between the significant policy issue and the company's business operations." *Id.* (citing Staff Legal Bulletin No. 14E (Oct. 27, 2009) (stating that a proposal generally will not be excludable "as long as a sufficient nexus exists between the nature of the proposal and the company"). In other words, when a proposal relates to a company's ordinary business operations and does not *focus* on a significant policy issue, or where there is not a "sufficient nexus" between the proposal and the company's "core business," the proposal is excludable under Rule

14a-8(i)(7). *Id.* The Company believes that the actions sought by this Proposal are decidedly focused on ordinary business matters rather than a policy issue.

The Company acknowledges the Staff's recent decision to deny no-action relief in respect of a similar shareholder proposal received by The Proctor & Gamble Company earlier this year. *The Proctor & Gamble Company* (Aug. 8, 2016) ("P&G"). However, in P&G the Staff explained that it was "unable to conclude that Proctor & Gamble had *met its burden* of establishing that it may exclude the proposal under rule 14a-8(i)(7)" (emphasis added). Notably, while P&G argued that the proposal *related* to the company's ordinary business, including litigation risks, hiring and workplace practices and the location of the company's operations, P&G failed to adequately argue that the proposal before it *focused* on ordinary business matters and not on a significant policy issue. Thus, the Staff's decision in P&G should not be dispositive in this instance, and the Proposal should be assessed in accordance with the principles set forth in numerous Staff decisions and confirmed by SLB 14H. As articulated below, because the Proposal focuses on the Company's ordinary business operations and not a significant policy issue, it is properly excludable under Rule 14a-8(i)(7).

*The Proposal Focuses On The Company's Employment Practices*

The Proposal can be properly excluded under Rule 14a-8(i)(7) because it focuses on the Company's employment practices and relationship with its employees generally. The Staff has consistently concurred in the exclusion of proposals under Rule 14a-8(i)(7) that concern the relations between a company and its employees because they affect the day-to-day management of a company's operations, even when those proposals might otherwise touch upon a social policy concern. *See Comcast Corporation* (Mar. 10, 2015) (concurring in the exclusion of a proposal pursuant to Rule 14a-8(i)(7) requesting that management review its policies related to human rights, noting that "the proposal relates to Comcast's policies concerning its employees"); *Lowe's Companies, Inc.* (Jan. 22, 2015); *CVS Health Corporation* (Feb. 27, 2015); *Yum! Brands, Inc.* (Jan. 7, 2015); *Bristol-Myers Squibb Company* (Jan. 7, 2015). *See also Bank of America Corp.* (Feb. 14, 2012) (concurring in the exclusion of a proposal requesting that a company policy be amended to include "protection to engage in free speech outside the job context, and to participate freely in the political process without fear of discrimination or other repercussions on the job" because the proposal related to the company's policies concerning its employees); *Wal-Mart Stores, Inc.* (Mar. 16, 2006) (concurring in the exclusion of a proposal requesting an amendment to a company policy barring intimidation of company employees exercising their right to freedom of association).

Although the Proposal is cast in the context of proposed legislation that may permit discrimination by third parties based on sexual orientation in certain instances, the underlying substance of the Proposal is inextricably tied to the Company's employment practices and relationship with its employees. Indeed, the Proposal's "Resolved" clause requests that the Company detail the strategies the Company may deploy in the way it treats and provides supportive policies and practices for its lesbian, gay, bisexual and transgender ("LGBT") employees. Further, the Proponent's supporting statement suggests that the requested report evaluate (1) risks and costs, including "negative effects on employee hiring and retention, challenges in securing safe housing for employees, risks to employees' LGBT children and risks to LGBT employees who need to use public facilities" and (2) potential strategies, including "human resources and educational strategies, and the potential to relocate operations or employees out of states with discriminatory policies." In other words, while the Proposal recites proposed legislation in certain states as a pretext, the information sought in the Proposal focuses almost entirely on day-to-day employee relations matters and the broad mix of perquisites and human resources policies employed by the Company in respect of hiring and retention, employee housing, benefit programs for the children of employees, employee education, and employee relocation benefits. This scenario is much like the one before the Staff in *The Walt Disney Co.* (Nov. 24, 2014, *recon. denied* Jan. 5, 2015), where the Staff permitted exclusion of a proposal requesting that the company "consider the possibility of adopting anti-discrimination principles that protect employees' human right[s]" relating to engaging in political and civic expression. There, the company argued that the adoption of anti-discrimination principles involved "decisions with respect to, and modifications of the way the company manages its workforce and employee relations" that were "multi-faceted, complex and based on a range of factors beyond the knowledge and expertise of the shareholders." In allowing the exclusion the Staff again affirmed that "policies concerning [the companies'] employees" relate to companies' ordinary business operations covered by Rule 14a-8(i)(7) and are thus excludable on that basis. Because the Proposal clearly focuses on the Company's day-to-day policies and practices concerning its employees, the Proposal may be properly excluded under Rule 14a-8(i)(7).

*The Proposal Focuses on Legal Compliance*

The Proposal also focuses on the Company's conduct of its legal compliance program. The Staff has consistently recognized a company's compliance with law as a matter of ordinary business and proposals relating to a company's legal compliance program as infringing on management's core function of overseeing business practices. *See, e.g.*, *Navient Corporation* (Mar. 26, 2015) (concurring in the exclusion of a proposal seeking a report discussing compliance with law in connection with loan servicing operations, noting that proposals "that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)"); *Sprint Nextel Corporation* (Mar. 16, 2010) (concurring in the exclusion of a proposal requesting information on the adoption of an ethics code applicable to ethical conduct and securities law compliance, noting that proposals "that concern adherence to ethical business practices and the conduct of legal compliance programs are generally excludable under rule 14a-8(i)(7)"); *The AES Corp.* (Jan. 9, 2007) (concurring in the exclusion of a proposal seeking the creation of a board oversight committee to monitor company compliance with federal, state and local laws, noting that the proposal related to "ordinary business operations (i.e., general conduct of a legal compliance program)"); *Halliburton Company* (Mar. 10, 2006) (proposal requesting a report addressing the potential impact of certain violations and investigations on the company's reputation and stock value and how the company intended to prevent further violations could be excluded as relating to the ordinary business of conducting a legal compliance program).

The Proposal directly concerns and focuses on the Company's legal compliance program. For example, the "Resolved" clause of the Proposal suggests that the requested report detail "the known and potential risks and costs to the Company caused by any enacted or proposed state policies supporting discrimination against LGBT people." Namely, the Proposal wants information concerning how the Company would respond and mitigate risks relating to changes or proposed changes in law (i.e, legal compliance). Further, the Proponent's supporting statement suggests that the Company assess the "litigation risks to the Company from conflicting state and company anti-discrimination policies" – that is, the Company's strategy and legal compliance plans for implementing its own anti-discrimination policies across a patchwork of states where the Company does business that may from time to time have differing anti-discrimination laws. Managing a company's compliance with law is fundamental to management's ability to run a company – particularly companies like Western Union, which are highly regulated and operate in industries in which the understanding of and compliance with applicable regulations is critical to the ability to provide products and services – that it could not, as a practical matter, be subject to direct shareholder oversight. In this way, the Proposal not only relates to but focuses on the Company's compliance with regulations, or potential regulations, which are concerns that fall squarely within the confines of the Company's ordinary business. As such, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) on this basis as well.

*The Proposal Focuses on the Location of the Company's Operations*

The Proposal is also excludable under Rule 14a-8(i)(7) because the Proposal focuses on where the Company chooses to locate its operations, facilities and its employees. The Staff consistently has concurred in the view that decisions regarding the location of company facilities implicate a company's ordinary business operations. *See*, *e.g.*, *Sempra Energy* (Jan. 12, 2012, recon. denied Jan. 23, 2012) (concurring in the exclusion of a proposal requesting the company's board to review and report on the company's management of certain risks posed by company operations in any country that may pose an elevated risk of corrupt practices); *Hershey Co.* (Feb. 2, 2009) (concurring in the exclusion of a proposal concerning the company's decision to locate manufacturing facilities in Mexico instead of in the United States and Canada, noting that the proposal related to the location of the company's manufacturing operations). *See also Tim Hortons, Inc.* (Jan. 4, 2008); *Minnesota Corn Processors, LLC* (Apr. 3, 2002); *MCI Worldcom, Inc.* (Apr. 20, 2000).

The Proposal requests that the report address "the potential to relocate operations or employees out of states with discriminatory policies (evaluating the costs to the Company and resulting economic losses to pro-discriminatory states)." Particularly in this case, the Proposal does not seek to prohibit operations in any specific states or compel a policy to relocate LGBT employees out of specific states. Instead, it focuses on whether there is potential to do so and an economic analysis of whether the costs to the Company and "resulting economic losses" to those states might weigh in favor of or against such actions. That is a matter of ordinary business. As recognized by the Staff on numerous occasions, these types of economic decisions regarding the location of operations and employees are best left to management. The long line of precedent noted above again indicates that the Proposal may properly be excluded under Rule 14a-8(i)(7) on this basis as well.

*The Proposal does not Focus on the Significant Policy Issue of Discrimination on the Basis of Sexual Orientation and Gender Identity*

As outlined above, the Proposal's focus is on the Company's day-to-day employment-related policies and practices – not on the significant policy issue of discrimination based on sexual orientation and gender identity and not on any operational matters where there is any meaningful nexus between the Company's core business and the purported policy concern underlying the proposed legislation. Merely invoking a significant policy issue, however, does not permit a proponent to avoid exclusion of a proposal that otherwise requests information that is almost exclusively focused on ordinary business matters. By seeking a report outlining a broad range of Company human resources policies and asking for a detailed accounting of risks and costs imposed by potential state policies on the Company's relationship with its employees, the practical effect of the Proposal is to put the Company's ordinary business operations to a shareholder vote. The Company does not believe that the mere reference to certain proposed state laws and policies is sufficient to shield the Proposal from exclusion on significant-policy grounds.

*There is not a Sufficient Nexus Between the Proposal and the Company's Business Operations*

Even if the Proposal focuses on a significant policy issue, it may nevertheless be excluded pursuant to Rule 14a-8(i)(7) because there is not a sufficient nexus between the Proposal and the Company's business operations. Staff guidance indicates that "[w]hether the significant policy exception applies depends, in part, on the connection between the significant policy issue and the company's business operations." SLB 14H (citing Staff Legal Bulletin No. 14E (Oct. 27, 2009) (stating that a proposal generally will not be excludable "as long as a sufficient nexus exists between the nature of the proposal and the company"). In other words, where there is not a "sufficient nexus" between the proposal and the company's "core business," the proposal is excludable under Rule 14a-8(i)(7). *Id.*

The Proposal references bills that were introduced in Colorado, Florida and Nebraska related to the rights of clergy members, ministers, religiously affiliated organizations and adoption agencies. The Proposal does not in any meaningful way relate to the Company's core business – global money movement and payment services, but instead it relates to the proposed statutory rights of these third parties that may in turn have an effect on LGBT persons, whether or not they are employed by the Company. Indeed, the only argument for a connection between the Proposal and the Company is that the Company has employees in the states mentioned by the Proponent. The same can be said for any company that operates on a national scale. Such a tenuous connection does not rise to the level of a "sufficient nexus," and, therefore, the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

## CONCLUSION

In accordance with Rule 14a-8, for the reasons stated above, the Company requests your concurrence that the entire Proposal may be excluded from the 2017 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at 720-332-5711.

Very truly yours,



Darren A. Dragovich
Vice President and Assistant General Counsel

Attachments

Cc: John Dye, Executive Vice President and General Counsel, The Western Union Company
John Kelsh, Partner, Sidley Austin LLP
Julie N.W. Goodridge, President and CEO, NorthStar Asset Management, Inc. Funded Pension Plan

**Exhibit A**

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY
RESPONSIBLE
PORTFOLIO
MANAGEMENT

November 30, 2016

John R. Dye
Corporate Secretary
The Western Union Company
12500 East Belford Avenue
Mailstop M21A2
Englewood, CO 80112

Dear Mr. Dye:

In recent years, many states have passed or introduced pro-discrimination regulations which are specifically aimed at downgrading the rights of LGBT (lesbian, gay, bisexual, and transgender) individuals. Given Western Union's firm nondiscrimination policy and its operations in states with such discrimination policies, we are very concerned about how these pro-discrimination policies may affect our Company's employees and shareholder value.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of more than $2,000 worth of shares of Western Union common stock held for more than one year, the NorthStar Asset Management Funded Pension Plan is submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of the General Rules, the enclosed shareholder proposal. The proposal requests that the Company prepare a report detailing the known and potential risks and costs to the Company caused by any enacted or proposed state policies supporting discrimination against LGBT people.

As required by Rule 14a-8, the NorthStar Asset Management, Inc Funded Pension Plan has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided within the next 15 days. I or my appointed representative will be present at the annual meeting to introduce the proposal.

A commitment from Western Union to prepare a report as described in the proposal will allow this proposal to be withdrawn. We believe that this proposal is in the best interest of our Company and its shareholders.

Sincerely,



Julie N.W. Goodridge
President and CEO
Trustee, NorthStar Asset Management, Inc. Funded Pension Plan

Encl.: shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

**Application of Company Non-discrimination Policies in States with Pro-discrimination Laws**

**WHEREAS:** Western Union has numerous documents and policies regarding nondiscrimination, such as: "We commit to treating each other with dignity and respect at all times"; "We do not discriminate in hiring, promotion, compensation of employees, and employment practices on grounds of race, pregnancy, color, sexual orientation, sex/gender, gender identity"; and that "We have zero tolerance for any discrimination or harassment that is based on these categories";

Our Company employs people in much of the United States, including states like Colorado, Florida, and Nebraska that have recently established or proposed policies that are attacks on LGBT rights and equality:

- Two religious freedom bills introduced this year in Colorado. HB1123 would have exempted clergy members, ministers and religiously affiliated organizations from participating in any ceremony, including a marriage, that conflicted with their beliefs. HB1180 was an attempt to create a state-level Religious Freedom Restoration Act;

- In Florida last year, one bill introduced would have allowed adoption agencies to refuse service to same-sex couples, while another would have allowed individuals, businesses with five or fewer owners, religious institutions and businesses operated by faith groups to refuse to produce, create or deliver a product or service to a customer if they have a religious or moral objection;

- Nebraska policymakers are considering a bill that opponents say would enable adoption agencies to refuse service to LGBT families;

Many businesses such as PayPal and The Walt Disney Company have spoken out against the new pro-discrimination policies. Executives from companies such as Apple, Intel, Google, Microsoft, EMC, PayPal, and Whole Foods Market are calling for repeal of certain state pro-discrimination policies.

**RESOLVED**: Shareholders request that the Company issue a public report to shareholders, employees, customers, and public policy leaders, omitting confidential information and at a reasonable expense, by October 1, 2017, detailing the known and potential risks and costs to the Company caused by any enacted or proposed state policies supporting discrimination against LGBT people, and detailing strategies above and beyond litigation or legal compliance that the Company may deploy to defend the Company's LGBT employees and their families against discrimination and harassment that is encouraged or enabled by the policies.

**SUPPORTING STATEMENT:** Shareholders recommend that the report evaluate risks and costs including, but not limited to, negative effects on employee hiring and retention, challenges in securing safe housing for employees, risks to employees' LGBT children and risks to LGBT employees who need to use public facilities, and litigation risks to the Company from conflicting state and company anti-discrimination policies. Strategies evaluated should include public policy advocacy, human resources and educational strategies, and the potential to relocate operations or employees out of states with discriminatory policies (evaluating the costs to the Company and resulting economic losses to pro-discriminatory states).

## Stephanie Berberich

**From:** Stephanie Berberich
**Sent:** Friday, December 02, 2016 9:43 AM
**To:** 'mschwartzer@northstarasset.com'
**Cc:** Darren Dragovich; Matthew Senko
**Subject:** Request for Proof of Ownership (WU)
**Attachments:** NorthStar Deficiency Letter (with Exhibits).pdf

Dear Ms. Schwartzer,

We received NorthStar's Rule 14a-8 proposal dated November 30, 2016. Please find attached a request for proof of ownership of Western Union stock. We would greatly appreciate confirmation of your receipt of this email.

Kind regards,

Stephanie

**Stephanie Berberich**
Counsel, Corporate Governance, Securities and M&A
12510 E. Belford Avenue, M21A2
Englewood, CO 80112
(o) +1-720-332-1613
(m) +1-303-330-2726
stephanie.berberich@westernunion.com


WESTERN UNION
WU

moving money for better



December 2, 2016

VIA EMAIL

Julie N.W. Goodridge
President, NorthStar Asset Management, Inc.
Trustee, NorthStar Asset Management, Inc. Funded Pension Plan
P.O. Box 301840
Boston, MA 02130
P: (617) 522-2635
F: (617) 522-3165

Re: Stockholder Proposal for the 2017 Annual Meeting

Dear Ms. Goodridge:

On November 30, 2016, The Western Union Company (the "Company") received your letter via e-mail dated November 30, 2016. Included with the letter was a proposal (the "Proposal"), submitted by you on behalf of NorthStar Asset Management, Inc. Funded Pension Plan (the "Proponent") and intended for inclusion in the Company's proxy materials (the "2017 Proxy Materials") for its 2017 Annual Meeting of Stockholders (the "2017 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that, in order to be eligible to submit a proposal, a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. In addition, under Rule 14a-8(b), you must also provide a written statement that you intend to continue to own the required amount of securities through the date of the 2017 Annual Meeting. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

The Company's stock records do not indicate that the Proponent has been a registered holder of the requisite amount of Company shares for at least one year. Under Rule 14a-8(b), the Proponent must therefore prove its eligibility to submit a proposal in one of two ways: (1) by submitting to the Company a written statement from the "record" holder of its stock (usually a broker or bank) verifying that its has continuously held the requisite number of securities entitled to be voted on the Proposal for at least the one-year period prior to and including November 30, 2016, which is the date you submitted the Proposal; or (2) by submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by the Proponent with the Securities and Exchange Commission (the "SEC") that demonstrates its ownership of the requisite number of securities as of or before the date on which the one-year eligibility period begins, along with a written statement from the Proponent that it has continuously owned such securities for the one-year period as of the date of the statement.

With respect to the first method of proving eligibility to submit a proposal as described in the preceding paragraph, please note that most large brokers and banks acting as "record" holders deposit the securities of their customers with the Depository Trust Company ("DTC"). The staff of the SEC's Division of Corporation Finance (the "Staff") in 2011 issued further guidance on its view of what types of brokers and banks should be considered "record" holders under Rule 14a-8(b). In *Staff Legal Bulletin No. 14F* (October 18, 2011) ("SLB 14F"), the Staff stated, "[W]e will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC." The Staff has recently clarified, as stated in *Staff Legal Bulletin No. 14G* ("SLB 14G"), that a written statement establishing proof of ownership may also come from an affiliate of a DTC participant.

You can confirm whether the Proponent's broker or bank is a DTC participant or affiliate thereof by checking the DTC participant list, which is available on the DTC's website (currently, at http://dtcc.com/~/media/Files/Downloads/client-center/DTC/numerical.ashx). If the Proponent's broker or bank is a DTC participant or an affiliate of a DTC participant, then the Proponent will need to submit a written statement from its broker or bank verifying that, as of the date your letter was submitted, the Proponent continuously held the requisite amount of securities for at least one year. If the Proponent's broker or bank is not on the DTC participant list or is not an affiliate of a broker or bank on the DTC participant list, it will need to ask its broker or bank to identify the DTC participant through which the Proponent's securities are held and have that DTC participant provide the verification detailed above. The Proponent may also be able to identify this DTC participant or affiliate from its account statements because the clearing broker listed on its statement will generally be a DTC participant. If the DTC participant or affiliate knows the broker's holdings but does not know the Proponent's holdings, the Proponent can satisfy the requirements of Rule 14a-8 by submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of securities was continuously held for at least one year: (i) one statement from the Proponent's broker confirming its ownership and (ii) one statement from the DTC participant confirming the broker's ownership.

The Proponent has not yet submitted evidence establishing that it satisfies these eligibility requirements. Please note that if the Proponent intends to submit such evidence, its response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter. For your reference, copies of Rule 14a-8, SLB 14F and SLB 14G are attached to this letter as Exhibit A, Exhibit B and Exhibit C, respectively.

If you have any questions concerning the above, please do not hesitate to contact the undersigned by phone at (720) 332-1613 or by email at stephanie.berberich@westenrunion.com.

Very truly yours,



Stephanie Berberich
Counsel, Corporate Governance, Securities and M&A

Attachments

# Exhibit A

## Rule 14a-8

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year ( i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

**<u>Exhibit B</u>**

**SLB 14F**





U.S. Securities and Exchange Commission

**Division of Corporation Finance**
**Securities and Exchange Commission**

# Shareholder Proposals

## Staff Legal Bulletin No. 14F (CF)

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 18, 2011

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

### A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

**B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

**1. Eligibility to submit a proposal under Rule 14a-8**

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

**2. The role of the Depository Trust Company**

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

**3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

*How can a shareholder determine whether his or her broker or bank is a DTC participant?*

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

*What if a shareholder's broker or bank is not on DTC's participant list?*

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

*How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

**C. Common errors shareholders can avoid when submitting proof of ownership to companies**

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

**D. The submission of revised proposals**

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

**1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?**

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

**2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?**

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

**3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?**

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

**E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents**

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

**F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents**

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

*http://www.sec.gov/interps/legal/cfslb14f.htm*

# <u>Exhibit C</u>

**SLB 14G**





U.S. Securities and Exchange Commission

**Division of Corporation Finance**
**Securities and Exchange Commission**

# Shareholder Proposals

## Staff Legal Bulletin No. 14G (CF)

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 16, 2012

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

### A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

**B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

**1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)**

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)…."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

**2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks**

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

**C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)**

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

**D. Use of website addresses in proposals and supporting statements**

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

**1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)**

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

**2. Providing the company with the materials that will be published on the referenced website**

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

### 3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

*http://www.sec.gov/interps/legal/cfslb14g.htm*

## Stephanie Berberich

**From:** Stephanie Berberich
**Sent:** Monday, December 05, 2016 2:33 PM
**To:** mschwartzer@northstarasset.com; jgoodridge@northstarasset.com
**Cc:** Darren Dragovich; Matthew Senko
**Subject:** RE: Request for Proof of Ownership (WU)
**Attachments:** NorthStar Deficiency Letter (with Exhibits).pdf

Dear Ms. Goodridge,

I would like to confirm receipt of the email below.

Kind regards,

Stephanie

**Stephanie Berberich**
Counsel, Corporate Governance, Securities and M&A
(o) +1-720-332-1613
(m) +1-303-330-2726



---

**From:** Stephanie Berberich
**Sent:** Friday, December 02, 2016 9:43 AM
**To:** 'mschwartzer@northstarasset.com' <mschwartzer@northstarasset.com>
**Cc:** Darren Dragovich <Darren.Dragovich@westernunion.com>; Matthew Senko <Matthew.Senko@westernunion.com>
**Subject:** Request for Proof of Ownership (WU)

Dear Ms. Schwartzer,

We received NorthStar’s Rule 14a-8 proposal dated November 30, 2016. Please find attached a request for proof of ownership of Western Union stock. We would greatly appreciate confirmation of your receipt of this email.

Kind regards,

Stephanie

**Stephanie Berberich**
Counsel, Corporate Governance, Securities and M&A
12510 E. Belford Avenue, M21A2
Englewood, CO 80112
(o) +1-720-332-1613
(m) +1-303-330-2726
stephanie.berberich@westernunion.com


WESTERN UNION WU
moving money for better


NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY
RESPONSIBLE
PORTFOLIO
MANAGEMENT

December 6, 2016

John R. Dye
Corporate Secretary
The Western Union Company
12500 East Belford Avenue
Mailstop M21A2
Englewood, CO 80112

Dear Mr. Dye:

This letter is regarding the shareholder proposal filed for the 2017 proxy statement by the NorthStar Asset Management Funded Pension Plan. Enclosed, please find a letter from our brokerage, MorganStanley Wealth Management (a DTC participant), verifying that the NorthStar Funded Pension Plan has held the requisite amount of stock in Western Union. for more than one year prior to filing the shareholder proposal. As previously stated, we intend to continue to hold these shares through the next shareholder meeting.

Please note that we are submitting this proof of ownership on a timely basis consistent with Rule 14a-8. In the event that you find any defect in this documentation, we request that you notify us promptly of any concerns or deficiencies.

Should you need anything further, do not hesitate to contact me at mschwartzer@northstarasset.com. Thank you in advance for your attention to this matter.

Sincerely,



Mari C. Schwartzer
Coordinator of Shareholder Advocacy

Encl.: proof of ownership

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Wealth Management
35 Village Road, Suite 601
Middleton, MA 01949
direct 978 739 9600
fax 978 739 9650
toll free 800 730 3326

Morgan Stanley

December 2, 2016

John R. Dye
Corporate Secretary
The Western Union Company
12500 East Belford Avenue
Mailstop M21A2
Englewood, CO 80112

Dear Mr. Dye:

Morgan Stanley Wealth Management, a DTC participant, acts as the custodian for the NorthStar Asset Management, Inc. Funded Pension Plan. As of November 30, 2016, the NorthStar Funded Pension Plan held 732 shares of Western Union common stock valued at $15,393.96. Of those shares, 662 shares valued at $13,921.86 have been held continuously by Morgan Stanley Wealth Management on behalf of the NorthStar Asset Management Funded Pension Plan since November 30, 2015. Morgan Stanley Wealth Management will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting.

Sincerely,



Donna K. Colahan CRPS® CLTC
Vice President
Financial Advisor
Morgan Stanley Wealth Management
NMLS # 1401688

*Investments and Services are offered through Morgan Stanley Smith Barney LLC & accounts carried by Morgan Stanley & Co. Incorporated. Member SIPC*

***The information contained herein is based upon data obtained from sources believed to be reliable. However, such data is not guaranteed as to its accuracy or completeness and is for informational purposes only. Clients should refer to their confirmations and statements for tax purposes as the official record for their account.***

THE ABOVE SUMMARY/QUOTE/STATISTICS CONTAINED HEREIN HAVE BEEN OBTAINED FROM SOURCES BELIEVED RELIABLE BUT ARE NOT NECESSARILY COMPLETE AND CANNOT BE GUARANTEED. ERRORS AND OMISSIONS EXCEPTED.